UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of     June 25, 2004:

 NEWS RELEASE

BYRON RESOURCES INC.  (Formerly Bioforest Pacific Inc.)

3606– 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X]    No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

Date       June 25, 2004

By       Ross McGroarty (signed)

     Ross McGroarty, Chairman, ASO

 BYRON RESOURCES INC.

3606-2045 Lakeshore Blvd. W, Toronto, ON, Canada M8V 2Z6

Tel. 416-594-0528 Fax. 416- 594-6811

E-mail: byronres@sympatico.ca

TRADES: USA OTC BB SYMBOL: “BYROF”	SHARES ISSUED: 30, 900, 005 SEC FILE NO: 000-30194

NEWS RELEASE

Toronto Ontario, Canada, June 25, 2004 – At the Annual and Special Meeting of Shareholders held today the following resolutions were approved.

    Consolidation of shares: The common shares of the corporation be consolidated with or without variation on a one (1) new share for each ten (10) shares held; and further, that no fractional shares of the Corporation are to be issued in connection with the consolidation.

    Corporation Name Change: The articles of the Corporation be amended to change the name of the Corporation if necessary, to such new   name as may be deemed appropriate by the directors, at such time as the board of directors, made by resolution decide, or to such other name as is acceptable to the Ministry of Consumer and Corporate Affairs (Ontario); and any one officer or director be and is hereby authorized to do all such things and all acts as are necessary to give effect to the foregoing.

 Share distribution of wholly owned subsidiary: That Byron Resources Inc: (i) distribute “spin –off” all of its shareholdings of INT RESOURCES INC. to the shareholders of Byron Resources Inc.; (ii) shareholders are not required to provide consideration for the spun-off shares; and (iii) the distribution (“spin-off”) will be on a pro-rata basis.

For further information please contact Ross McGroarty, Chairman or David Hynes, President at: 416-594-0528.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking.  Forward-looking statements involve risks and uncertainties, which may cause the company’s actual results in future periods to differ materially from those expressed.  These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the company’s customers, competition and other facts discussed from time to time in the company’s filings with the Securities & Exchange Commission.

No securities regulatory authority has approved or disapproved of the contents of this news release.